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rsobral@cgsh.com

September 28, 2020

<u>VIA EDGAR TRANSMISSION</u>

Yong Kim, Staff Accountant
Robert Babula, Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re: Energy Co of Parana
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 27, 2020
File No. 001-14668

Dear Mr. Kim and Mr. Babula:

On behalf of our client Companhia Paranaense de Energia – COPEL (the "Copel"), I am writing to request an extension of the expected timing of Copel's response to the September 14, 2020 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Copel's Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Due to the nature of the staff's comments, Copel expects to submit its response on or about October 19, 2020.

If you have questions or require additional information, please do not hesitate to contact me at +1 (212) 225-2909.

Very truly yours,

/s/ M. Rita Sobral
M. Rita Sobral

cc: Mr. Adriano Rudek de Moura, Chief Financial Officer and Investor Relations of Companhia Paranaense de Energia – COPEL